UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14D-100)
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
Eneti Inc.
(Name of Subject Company)
Cadeler A/S
(Offeror)
(Names of Filing Persons)
Common stock, par value $0.01 per share
(Title of Class of Securities)
Y2294C107
(CUSIP Number of Class of Securities)
Puglisi & Associates
850 Library Ave., Suite 204
Newark, DE 19711
Tel.: (302)-738-6680
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
with copies to:
Connie I. Milonakis Davis Polk & Wardwell London LLP 5 Aldermanbury Square London, EC2V 7HR United Kingdom Tel.: +44-20-7418-1327	Emanuele Lauro Eneti Inc. L’Exotique 99 Boulevard Jardin Exotique 98000 Monaco Tel: +377-9798-5715	Edward S. Horton Nick Katsanos Seward & Kissel LLP One Battery Park Plaza New York, NY 10004 Tel: (212) 574-1265

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO is filed by Cadeler A/S, a company incorporated under the laws of Denmark (“Cadeler” or the “Offeror”). This Schedule TO relates to the offer by the Offeror to exchange for each outstanding share of Eneti Inc., a company incorporated under the laws of the Republic of the Marshall Islands (“Eneti”), par value $0.01 per share (“Eneti Common Stock”), validly tendered and not validly withdrawn in the offer, American Depositary Shares (“ADSs”), representing, in the aggregate, 3.409 shares of Cadeler, nominal value DKK 1 per share (the “Cadeler Shares”) with each ADS representing four (4) Cadeler Shares (the “Cadeler ADSs”), subject to payment of cash compensation with respect to any fractional Cadeler ADSs, without interest and subject to reduction for any applicable withholding taxes (such consideration, the “Transaction Consideration,” and such offer, on the terms and subject to the conditions and procedures set forth in the prospectus/offer to exchange, dated November 7, 2023 (the “Prospectus/Offer to Exchange”), and in the related letter of transmittal (the “Letter of Transmittal”), together with any amendments or supplements thereto, the “Offer”).
Cadeler has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 dated October 31, 2023 and which became effective on November 7, 2023, relating to the offer and sale of the Cadeler Shares and a Registration Statement on Form F-6 relating to the registration of the Cadeler ADSs to be issued to holders of shares of Eneti Common Stock validly tendered and not validly withdrawn in the Offer (the “Registration Statement”). The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of the Registration Statement, and the Letter of Transmittal, which are filed as Exhibits (a)(4) and (a)(1)(i), respectively, hereto. Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus/Offer to Exchange and the Letter of Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by Cadeler, is hereby expressly incorporated into this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Business Combination Agreement, dated as of June 16, 2023, by and between Cadeler and Eneti, a copy of which is attached as Exhibit (d)(1) to this Schedule TO, is incorporated into this Schedule TO by reference.
Item 1. Summary Term Sheet.
The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Summary” and “Questions and Answers About the Offer and the Merger” is incorporated into this Schedule TO by reference.
Item 2. Subject Company Information.
(a) The subject company and issuer of the securities subject to the Offer is Eneti Inc., a company incorporated under the laws of the Republic of the Marshall Islands. Its principal executive office is located at 99 Boulevard du Jardin Exotique, 98000 Monaco and its telephone number at that location is +377-9798-5715.
(b) As of November 6, 2023, there were 38,647,119 shares of Eneti Common Stock, par value $0.01 per share, issued and outstanding.
(c) The information concerning the principal market in which the shares of Eneti Common Stock are traded and certain high and low sales prices for the shares of Eneti Common Stock in that principal market is set forth in “Comparative Per Share Market Price and Dividend Information” in the Prospectus/Offer to Exchange and is incorporated into this Schedule TO by reference.
Item 3. Identity and Background of Filing Person.
(a), (b) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Summary — The Companies — Cadeler” and “Information about Cadeler” is incorporated into this Schedule TO by reference.
(c) As required by General Instruction C to Schedule TO, the name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Cadeler are set forth below. Unless otherwise indicated below, the current business address of each director and executive officer is Arne Jacobsens Allé 7, 7th floor, DK-2300

Copenhagen S, Denmark. Unless otherwise indicated below, the current business telephone number of each director and executive officer is +(45) 3246 3100.
During the past five years, none of the directors and executive officers of Cadeler listed below has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
The biographical information for Mikkel Gleerup (age: 45), Chief Executive Officer of Cadeler, and Peter Brogaard Hansen (age: 58), Chief Financial Officer of Cadeler, set forth in the section of the Prospectus/Offer to Exchange entitled “Directors and Officers of the Combined Company — Senior Management of the Combined Company After the Business Combination” is incorporated into this Schedule TO by reference.
The biographical information for Cadeler board members Andreas Sohmen-Pao (age: 52), Chairperson, Andrea Abt (age: 63), Jesper T. Lok (age: 55) and Ditlev Wedell-Wedellsborg (age: 62) set forth in the section of the Prospectus/Offer to Exchange entitled “Directors and Officers of the Combined Company — Directors of Cadeler after the Business Combination” is incorporated into this Schedule TO by reference.
Item 4. Terms of the Transaction.
(a) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Questions and Answers About the Offer and the Merger,” “The Offer,” “Comparison of Rights of Cadeler Shareholders and Eneti Stockholders,” “Material Tax Consequences” is incorporated into this Schedule TO by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
(a), (b) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Companies,” “The Offer — Background for the Offer,” “The Offer — Cadeler’s Reasons for the Offer,” “The Offer — Eneti’s Reasons for the Offer,” “The Offer — Interests of Eneti and its Directors and Officers,” “Business Combination Agreement” and “Other Transaction Agreements” is incorporated into this Schedule TO by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
(a), (c)(1-7) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Questions and Answers About the Offer and the Merger,” “The Offer,” “Business Combination Agreement,” “Other Transaction Agreements” and “Directors and Officers of the Combined Company” is incorporated into this Schedule TO by reference.
Item 7. Source and Amount of Funds or Other Consideration.
(a)
The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer — The Offer,” is incorporated into this Schedule TO by reference. The cash in lieu of any fractional Cadeler ADSs will be paid from Cadeler’s cash on hand.

(b)
There is no financing condition to the Offer.

(d)
Not applicable.

Item 8. Interest in Securities of the Subject Company.
(a), (b) The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer — Certain Relationships with Eneti” is incorporated into this Schedule TO by reference.
Item 9. Persons/Assets Retained, Employed, Compensated or Used.
(a) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer — Procedure for Tendering Eneti Common Stock,” “The Offer — Acceptance of Eneti Common

Stock,” “The Offer — Fees and Commissions,” “The Offer — Cadeler ADSs,” “The Offer — Fees and Expenses” and “Description of American Depositary Shares” is incorporated into this Schedule TO by reference.
Item 10. Financial Statements.
(a), (b) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Selected Historical Consolidated Financial Information of the Cadeler Group,” “Comparative Historical and Pro Forma Share Information,” “Selected Unaudited Pro Forma Combined Financial Information” and “Unaudited Pro Forma Condensed Combined Financial Information” is incorporated into this Schedule TO by reference, and the consolidated financial statements of Cadeler and the accompanying notes included in the Prospectus/Offer to Exchange, are incorporated into this Schedule TO by reference.
Item 11. Additional Information.
(a), (c) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer — Interests of Eneti and its Directors and Officers,” “The Offer — Certain Relationships with Eneti,” “The Offer — Regulatory Approvals Required for the Transactions,” “Business Combination Agreement,” “Other Transaction Agreements” and the Letter of Transmittal is incorporated into this Schedule TO by reference.
Item 12. Exhibits.
Exhibit
Exhibit No.	Description
(a)(1)(A)	Prospectus/Offer to Exchange (incorporated by reference to Cadeler’s Prospectus/Offer to Exchange filed on November 7, 2023 pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended)
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to Cadeler’s Registration Statement on Form F-4 filed on October 31, 2023)
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.2 to Cadeler’s Registration Statement on Form F-4 filed on October 31, 2023)
(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to Cadeler’s Registration Statement on Form F-4 filed on October 31, 2023)
(a)(4)	Incorporated by reference herein as Exhibit (a)(1)(A)
(a)(5)(A)	Communication by Cadeler in relation to the announcement of the business combination agreement, dated as of June 16, 2023 (incorporated by reference to Cadeler’s filing pursuant to Rule 425 on June 16, 2023)
(a)(5)(B)	Announcement of business combination agreement, dated as of June 16, 2023 (incorporated by reference to Cadeler’s filing pursuant to Rule 425 on June 16, 2023)
(a)(5)(C)	Communication by Cadeler and Eneti in relation to the signing of the business combination agreement, dated as of June 16, 2023 (incorporated by reference to Cadeler’s filing pursuant to Rule 425 on June 16, 2023)
(a)(5)(D)	Investor Presentation, dated as of June 16, 2023 (incorporated by reference to Cadeler’s filing pursuant to Rule 425 on June 16, 2023)
(a)(5)(E)	Notice of upcoming webcast presenting the combination of Cadeler and Eneti, dated as of June 16, 2023 (incorporated by reference to Cadeler’s filing pursuant to Rule 425 on June 16, 2023)
(a)(5)(F)	Press release regarding the combination of Cadeler and Eneti, dated as of June 16, 2023 (incorporated by reference to Cadeler’s filing pursuant to Rule 425 on June 16, 2023)

Exhibit No.	Description
(a)(5)(G)	Communication by Cadeler regarding the combination of Cadeler and Eneti, dated as of June 16, 2023 (incorporated by reference to Cadeler’s filing pursuant to Rule 425 on June 16, 2023)
(a)(5)(H)	Certain announcements by Cadeler in relation to the combination of Cadeler and Eneti, dated as of June 16, 2023 (incorporated by reference to Cadeler’s filing pursuant to Rule 425 on June 16, 2023)
(a)(5)(I)	Announcement by Cadeler regarding a notice convening an extraordinary general meeting of Cadeler, dated as of June 21, 2023 (incorporated by reference to Cadeler’s filing pursuant to Rule 425 on June 21, 2023)
(a)(5)(J)	Notice convening an extraordinary general meeting of Cadeler, dated as of June 21, 2023 (incorporated by reference to Cadeler’s filing pursuant to Rule 425 on June 21, 2023)
(a)(5)(K)	Announcement by Cadeler of the results of the extraordinary general meeting held on July 14, 2023, dated as of July 14, 2023 (incorporated by reference to Cadeler’s filing pursuant to Rule 425 on July 14, 2023)
(a)(5)(L)	Announcement by Cadeler of the filing of Form F-4 with the SEC, dated as of October 19, 2023 (incorporated by reference to Cadeler’s filing pursuant to Rule 425 on October 20, 2023)
(a)(5)(M)	Stock exchange announcement by Cadeler of the commencement of the Offer, dated as of November 7, 2023 (incorporated by reference to Cadeler’s filing pursuant to Rule 425 on November 7, 2023)
(a)(5)(N)	Press release by Cadeler related to the commencement of the Offer, dated as of November 7, 2023 (incorporated by reference to Cadeler’s filing pursuant to Rule 425 on November 7, 2023)
(a)(5)(O)	Form of Summary Advertisement*
(d)(1)	Business Combination Agreement, dated as of June 16, 2023, by and between Cadeler and Eneti (incorporated by reference to Exhibit 2.1 to Cadeler’s Registration Statement on Form F-4 filed on October 31, 2023)
(d)(2)	Tender and Support Agreement, dated as of June 16, 2023, entered into by and among, Cadeler and Scorpio Holdings Limited (incorporated by reference to Exhibit 10.5 to Cadeler’s Registration Statement on Form F-4 filed on October 31, 2023)
(d)(3)	Tender and Support Agreement, dated as of June 16, 2023, entered into by and among, Cadeler and Scorpio Services Holding Limited (incorporated by reference to Exhibit 10.6 to Cadeler’s Registration Statement on Form F-4 filed on October 31, 2023)
(d)(4)	Tender and Support Agreement, dated as of June 16, 2023, entered into by and among, Cadeler and Robert Bugbee (incorporated by reference to Exhibit 10.7 to Cadeler’s Registration Statement on Form F-4 filed on October 31, 2023)
(d)(5)	Tender and Support Agreement, dated as of June 16, 2023, entered into by and among, Cadeler and Roberto Giorgi (incorporated by reference to Exhibit 10.8 to Cadeler’s Registration Statement on Form F-4 filed on October 31, 2023)
(d)(6)	Tender and Support Agreement, dated as of June 16, 2023, entered into by and among, Cadeler and Christian M. Gut (incorporated by reference to Exhibit 10.9 to Cadeler’s Registration Statement on Form F-4 filed on October 31, 2023)
(d)(7)	Tender and Support Agreement, dated as of June 16, 2023, entered into by and among, Cadeler and Berit Ledel Henriksen (incorporated by reference to Exhibit 10.10 to Cadeler’s Registration Statement on Form F-4 filed on October 31, 2023)
(d)(8)	Tender and Support Agreement, dated as of June 16, 2023, entered into by and among, Cadeler and Emanuele A. Lauro (incorporated by reference to Exhibit 10.11 to Cadeler’s Registration Statement on Form F-4 filed on October 31, 2023)
(d)(9)	Tender and Support Agreement, dated as of June 16, 2023, entered into by and among, Cadeler and James B. Nish (incorporated by reference to Exhibit 10.12 to Cadeler’s Registration Statement on Form F-4 filed on October 31, 2023)

Exhibit No.	Description
(d)(10)	Tender and Support Agreement, dated as of June 16, 2023, entered into by and among, Cadeler and Einar Michael Steimler (incorporated by reference to Exhibit 10.13 to Cadeler’s Registration Statement on Form F-4 filed on October 31, 2023)
(d)(11)	Tender and Support Agreement, dated as of June 16, 2023, entered into by and among, Cadeler and Aileen Tan (incorporated by reference to Exhibit 10.14 to Cadeler’s Registration Statement on Form F-4 filed on October 31, 2023)
(d)(12)	Tender and Support Agreement, dated as of June 16, 2023, entered into by and among, Cadeler and Hugh Baker (incorporated by reference to Exhibit 10.15 to Cadeler’s Registration Statement on Form F-4 filed on October 31, 2023)
(d)(13)	Tender and Support Agreement, dated as of June 16, 2023, entered into by and among, Cadeler and Filippo Lauro (incorporated by reference to Exhibit 10.16 to Cadeler’s Registration Statement on Form F-4 filed on October 31, 2023)
(d)(14)	Tender and Support Agreement, dated as of June 16, 2023, entered into by and among, Cadeler and Cameron Mackey (incorporated by reference to Exhibit 10.17 to Cadeler’s Registration Statement on Form F-4 filed on October 31, 2023)
(d)(15)	Voting Agreement, dated as of June 16, 2023, entered into by and among, Cadeler and BW Altor Pte. Ltd. (incorporated by reference to Exhibit 10.18 to Cadeler’s Registration Statement on Form F-4 filed on October 31, 2023)
(d)(16)	Voting Agreement, dated as of June 16, 2023, entered into by and among, Cadeler and Swire Pacific Limited (incorporated by reference to Exhibit 10.19 to Cadeler’s Registration Statement on Form F-4 filed on October 31, 2023)
(d)(17)	Confidentiality Agreement, dated February 1, 2023, by and between Cadeler and Eneti (incorporated by reference to Exhibit 99.5 to Cadeler’s Registration Statement on Form F-4 filed on October 31, 2023)
(h)(1)	Opinion of Davis Polk & Wardwell LLP confirming the disclosure regarding the U.S. federal income tax consequences of the Business Combination (incorporated by reference to Exhibit 8.1 to Cadeler’s Registration Statement on Form F-4 filed on October 31, 2023)
107	Filing Fee Table*

*
Filed herewith.

Item 13. Information Required by Schedule 13E-3.
Not applicable.

SIGNATURES
After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: November 7, 2023
CADELER A/S
By:
/s/ Mikkel Gleerup

Name:
Mikkel Gleerup

Title:
Chief Executive Officer